UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

IntercontinentalExchange, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45865V100

(CUSIP Number)

Herbert Thornhill Morgan Stanley 2000 Westchester Avenue, One South C Purchase, NY 10577 (914) 225-5542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

(Continued on the following pages)

Page 1 of 10 Pages

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,463,364
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,463,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,463,364 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (See Item 5).
14	TYPE OF REPORTING PERSON HC, CO

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,418,384
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,418,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,418,384 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (See Item 5).
14	TYPE OF REPORTING PERSON CO

3

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley & Co. International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,180
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,180 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1% (See Item 5).
14	TYPE OF REPORTING PERSON BD, CO

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley DW Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, CO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,800 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1% (See Item 5).
14	TYPE OF REPORTING PERSON CO

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Item 1.	Security and Issuer.

The class of equity securities to which this statement (the “Schedule 13D”) relates is the common stock, $0.01 par value per share (the “Common Stock”), of IntercontinentalExchange, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2100 RiverEdge Parkway, Suite 500, Atlanta, GA 30328.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), Morgan Stanley Capital Group Inc., a Delaware corporation (“MSCG”), Morgan Stanley & Co. International Limited, a company organized under the laws of England (“MSIL”) and Morgan Stanley DW Inc., a Delaware corporation (“MSDW” together with MS, MSCG and MSIL the “Reporting Persons”). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS, MSCG, MSIL and MSDW are set forth in Schedules A, B, C and D, respectively.

 The address of the principal business office of MS is 1585 Broadway, New York, New York, 10036. The address of the principal business office of MSCG and MSDW is 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. The address of the principal business office of MSIL is 25 Cabot Square, Canary Wharf, London E14 4QA, England.

MS is a global financial services firm that maintains leading market positions in each of its business segments – Institutional Securities, Global Wealth Management Group, Asset Management and Discover.

MSCG is a wholly owned subsidiary of MS. MSCG effects non-regulated transactions with various international clients in various international markets. MSCG is a non-clearing member of NYMEX and executes transactions for its own account on such exchange. MSIL and MSDW are wholly owned subsidiaries of MS. MSIL is a broker-dealer doing business under the laws of England.

During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B, C, and D attached hereto, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in paragraphs (i), (ii) and (iii) below. Unless the context otherwise requires, the term “Morgan Stanley” means MS and its consolidated subsidiaries:

(i) In April 2003, Morgan Stanley & Co., a wholly owned subsidiary of MS (“MS & Co.”), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS & Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(ii) On November 17, 2003, MSDW consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDW’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDW was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934 (“Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDW pursuant to marketing arrangements between MSDW and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(iii) In January 2005, the SEC announced a settlement with MS & Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the initial public offering of the Company (the “IPO”), MSCG directly owned 7,813,779 shares of Class A Common Stock, Series 2, of the Company (the “Class A2 Shares”) and MSIL directly owned 34,180 shares of Class A Common Stock, Series 1, of the Company (the “Class A1 Shares”, together with the Class A2 Shares, the “Class A Shares”). On November 21, 2005 (the “Closing Date”), immediately prior to the closing of the IPO and pursuant to a plan of recapitalization (the “Plan”) approved by the Company’s board of directors, the Company (i) created the Common Stock as a new class of stock, (ii) effected a 1-for-4 reverse split of the Company’s outstanding Class A Shares, and (iii) granted the holders of the Class A Shares a right to convert their Class A Shares on a one-for-one basis into shares of Common Stock at the holders’ option. As part of the Plan, (i) the Class A2 Shares convertible into shares of Common Stock proposed to be sold in the IPO were automatically converted into an equal number of shares of Common Stock immediately prior to the closing of the IPO, (ii) the Class A1 Shares (other than Class A1 Shares held by holders of Class A2 Shares) may be converted at any time at the option of the holder, subject to such terms and conditions as may be adopted by the Company's board of directors, following the date that is 90 days after the closing date of the IPO and (iii) the remaining Class A2 Shares may be converted at any time at the option of the holder, subject to such terms and conditions as may be adopted by the Company's board of directors, following the date that is 180 days after the closing date of the IPO. Pursuant to the Plan, on the Closing

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Date, MSCG converted 1,395,395 Class A2 Shares into an equal number of shares of Common Stock which were sold immediately thereafter in the IPO pursuant to an underwriting agreement, dated November 15, 2005, between the Company, MSCG, other selling stockholders named therein and the underwriters named therein.

Item 4.	Purpose of Transaction.

As described in Item 3 above, on the Closing Date, MSCG disposed of 1,395,395 shares of Class A2 Shares in connection with the IPO and was granted the right, at its option, to convert its remaining 6,418,384 shares of Class A2 Shares into an equal number of shares of Common Stock, and such right is exercisable beginning on the date that is 180 days following the Closing Date, subject to such terms and conditions for conversion as may be adopted by the Company's board of directors. Also on the Closing Date, MSIL was granted the right, at its option, to convert 34,180 shares of Class A1 Shares into an equal number of shares of Common Stock, and such option became exercisable beginning on the date that is 90 days following the Closing Date, subject to such terms and conditions for conversion as may be adopted by the Company’s board of directors. Consequently, as of March 21, 2006, (i) MSCG has an option to acquire 6,418,384 shares of Common Stock that will be exercisable within 60 days and (ii) MSIL has an option to acquire 34,180 shares of Common Stock that is currently exercisable.

 Lock-Up Agreement

In connection with the IPO, MSCG has entered into a lock-up agreement with the representatives (the “Representatives”) of the underwriters named therein, dated October 27, 2005, (the “Lock-Up Agreement”) pursuant to which MSCG has agreed that, for a period of 180 days following the date of the final prospectus for the IPO, it will not, without the prior written consent of the Representatives, dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any Class A1 Share, Class A2 Share, share of Common Stock, any option to acquire Class A1 Shares, Class A2 Shares, shares of Common Stock or any securities convertible into or exchangeable for Common Stock, subject to certain exceptions. However, the Representatives, in their sole discretion, may release any of the securities subject to the Lock -Up Agreement, at any time without notice.

Registration Rights Agreement

MSCG is a party to a Registration Rights Agreement, dated November 21, 2005, by and among the Company and certain of its stockholders (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register shares of Common Stock that MSCG and the other stockholders that are parties to the agreement (together, the “Designated Stockholders”) may receive upon conversion of their Class A2 Shares from time to time following the IPO under the circumstances described below.

Once the Company is eligible to use Form S-3 to register Company securities, the Designated Stockholders will have the right to request, subject to certain limitations, an unlimited number of registrations on Form S-3, provided that any such request is received from one or more Designated Stockholders as a group holding 25% or more of the shares subject to registration. Each of the Designated Stockholders other than those originally requesting registration can request to participate in, or “piggy-back” on, any registration on Form S-3. If the Company files certain registration statements (on Form S-3 or otherwise) for an offering of common stock by it or by other stockholders other than the Designated Stockholders, the Company is required to offer the Designated Stockholders the opportunity to register their registrable shares.

The registration rights of the Designated Stockholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Company's right to delay or withdraw a registration statement under specified circumstances. In addition, the Company is not obligated to effect more than two S-3 registrations in any 12-month period or any S-3 registration if the participating holders propose to sell their registrable shares at an aggregate price to the public of less than $20.0 million.

Other than underwriting discounts and commissions and brokers' commissions, the Company will pay all registration expenses in connection with one S-3 registration per year, whether or not such registration becomes effective, unless the registration is withdrawn at the request of a majority of the participating stockholders. If more

7

than one S-3 registration is invoked per year, all registration expenses for the additional registration will be borne by the participating stockholders pro rata.

The foregoing descriptions of the Lock-Up Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of each of the Lock-Up Agreement and the Registration Rights Agreement, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference in its entirety. Except as described herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B, C and D hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

As of the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules A, B, C and D hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D, other than as described above.

Item 5.	Interest in Securities of the Issuer.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 6,463,364 shares of Common Stock (6,418,384 shares of which are issuable upon exercise of Class A2 Shares within 60 days of March 21, 2006, 34,180 shares of which are issuable upon exercise of Class A1 Shares and 10,800 shares of common stock) or approximately 24.0% of the outstanding shares of Common Stock MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by or potentially to be held by, MSIL, MSCG and MSDW.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCG may be deemed to beneficially own up to 6,418,384 shares of Common Stock issuable upon exercise of Class A2 Shares within 60 days of March 21, 2006, or approximately 24.0% of the outstanding shares of Common Stock.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSIL may be deemed to beneficially own up to 34,180 shares of Common Stock issuable upon exercise of Class A1 Shares, or approximately <0.1% of the outstanding shares of Common Stock.

MSDW has dispositive or voting authority over certain shares of Common Stock held in accounts of certain of its clients and customers and as a result, for the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own 10,800 shares of Common Stock, or approximately <0.1% of the outstanding shares of Common Stock.

All percentages of Common Stock owned described in this statement are based upon an outstanding amount of 20,371,303 shares of Common Stock as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and assuming the conversion in full of the Class A Shares.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationships previously reported under Item 2 of this statement, (i) each of MS and MSCG may be deemed to have shared voting and dispositive power with respect to 6,418,384 shares of Common Stock to be beneficially owned directly by MSCG upon exercise of its Class A2 Shares; (ii) each of MS and MSIL may be deemed to have shared voting and dispositive power with respect to 34,180 shares of Common Stock to be beneficially owned directly by MSIL upon exercise of its Class A1 Shares and (iii) each of MS and MSDW may be deemed to have shared voting and dispositive power with respect to 10,800 shares of Common Stock beneficially owned by MSDW. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except for transfers of Common Stock resulting from a client or customer transferring their brokerage account containing such shares of Common Stock from a different brokerage firm to MSDW, none of the Reporting Persons has effected any transactions in any shares of Common Stock which may have been or may be deemed to be beneficially owned by such Reporting Persons during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other of the persons listed on Schedule A, B, C, or D has effected any such transaction.

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By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCG, MSIL and MSDW and the proceeds from the sale of such shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See responses to Items 3 and 4 above.
Item 7.	Exhibits.
Exhibit 1	Lock-Up Agreement
Exhibit 2	Registration Rights Agreement
Exhibit 3	Joint Filing Agreement dated as of March 30, 2006 between MS, MSCG, MSIL and MSDW.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2006

MORGAN STANLEY

/s/ Dennine Bullard
Name:	Dennine Bullard
Title:	Authorized Signatory

MORGAN STANLEY CAPITAL GROUP INC
/s/ Robert P. Kinney
Name:	Robert P. Kinney
Title:	Vice President

MORGAN STANLEY & CO. INTERNATIONAL LIMITED
/s/ Colin Bryce
Name:	Colin Bryce
Title:	Authorized Signatory

MORGAN STANLEY DW INC.

/s/ Kirk Wickman
Name:	Kirk Wickman
Title:	Managing Director, General Counsel and Secretary

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CGSH Draft March 16, 2006

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman and CEO

*Roy J. Bostock	Chairman of the Partnership for a Drug Free America

*Erskine B. Bowles	President-Elect of the University of North Carolina

*Sir Howard Davies[1]	Director, the London School of Economics and Political Science

*C. Robert Kidder	Principal, Stonehenge Partners, Inc.

*Charles H. Noski	Retired; former Corporate Vice President, CFO and director of Northrop Grumman Corporation

*O. Griffith Sexton	Adjunct Professor of Finance at Columbia Business School

*Laura D’Andrea Tyson	Dean of the London Business School

*Klaus Zumwinkel[2]	Chairman of the Management Board of Deutsche Post AG

Walid Chammah	Head of Investment Banking

Jonathan Chenevix-Trench[3]	Chairman, Morgan Stanley International

Zoe Cruz	Co-President

Thomas Daula	Chief Risk Officer

James P. Gorman	President and COO, Global Wealth Management Group

David Heleniak	Vice Chairman

Roger C. Hochschild	President and COO, Discover Financial Services

Jerker Johansson[4]	Co-Head of Institutional Sales and Trading

*   Director

Gary G. Lynch	Chief Legal Officer

Alasdair Morrison[5]	Chairman and CEO, Morgan Stanley Asia

Eileen Murray	Head of Global Operations and Technology

David W. Nelms	Chairman and CEO, Discover Financial Services

Thomas Nides	Chief Administrative Officer and Secretary

Robert W. Scully	Co-President

Neal Shear	Co-Head of Institutional Sales and Trading

David Sidwell	Executive Vice President and Chief Financial Officer

Cordell Spencer[6]	Deputy Head of Investment Banking

Owen D. Thomas	President and COO, Investment Management

 _________________________

1   Sir Howard Davies is an English citizen.

2   Klaus Zumwinkel is a German citizen.

3   Jonathan Chenevix-Trench is an English citizen.

4   Jerker Johansson is a Swedish citizen.

5   Alasdair Morrison is an English citizen.

6   Cordell Spencer is a Canadian citizen.

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY CAPITAL GROUP INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group Inc (“MSCG”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCG 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCG and each individual is a United States citizen.

Name	Title

*Shapiro, John A.	Chairman and President, Director

Brown, G. William Jr.	Vice President

Bryce, Colin	Vice President

Carlino, Kenneth	Vice President

Cross, Benjamin	Vice President

Drury, Michael H.	Vice President

Greenshields, Simon T.W.	Vice President

Hart, Deborah L.	Vice President

King, Nancy A.	Vice President

Kinney, Robert P.	Vice President

Marmo, Christopher	Vice President

Mettler, Stephen P.	Vice President

*Newcomb, Philip V.	Vice President

*Peters, Mary Lou	Vice President

Potter, Ian Henry Franklin	Vice President

Refvik, Olav N.	Vice President

Armstrong, Brian J.	Treasurer

McCoy, William F.	Secretary

 *   Director

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. International Limited (“MSIL”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of 25 Cabot Square, Canary Wharf, London E14 4QA, England. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSIL and each individual is a United States citizen.

Name	Title
Derek Bandeen	Director

Colin Bryce	Director

Jonathan Chenevix-Trench	Director

Keith Clark	Director

Michael Durbin	Director

Amelia Fawcett	Director

Jerker Johansson	Director

Colm Kelleher	Director

David Nicol	Director

Sean Notley	Director

Frank Petitgas	Director

Hanns Shuettler	Director

David Walker (Sir)	Director/Chairman

SCHEDULE D

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY DW INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. (“MSDW”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

Name	Title
*Frank Bianco	Managing Director, Controller and Chief Financial Officer

*Michael R. Durbin	Managing Director

*Raymond A. Harris	Acting President and COO, Individual Investor Group of MS

*Richard R. Sanchez	Managing Director

*Kirk Wickman	Managing Director, General Counsel and Secretary

James P. Gorman	President, Chief Executive Officer, Chief Operating Officer, Managing Director

Jeffrey L. Adams	Managing Director

Frank Bianco	Managing Director, Controller and Chief Financial Officer

Michael R. Durbin	Managing Director

Raymond A. Harris	Acting President and COO, Individual Investor Group of MS

Richard R. Sanchez	Managing Director

Kirk Wickman	Managing Director, General Counsel and Secretary

James P. Gorman	President, Chief Executive Officer, Chief Operating Officer, Managing Director

Ian Bernstein	Managing Director

Michael A. Burke, Sr.	Managing Director

Ronald T. Carman	Managing Director and Assistant Secretary

Noland Cheng	Managing Director

Scott R. Graflund	Managing Director

Shelley S. Hanan	Managing Director

Thomas K. Harms	Managing Director

Henry E. Kaplan	Managing Director

Douglas J. Ketterer	Managing Director

Paul W. Klug	Managing Director

Steven G. Magee	Managing Director

William A. McMahon	Managing Director

James Mahon	Managing Director

Kevin Morano	Managing Director

Thomas P. O’Brien	Managing Director

Michelle B. Oroschakoff	Chief Compliance Officer

Daniel Petrozzo	Managing Director

Raymond M. Smesko	Managing Director

Sririam Subramaniam	Managing Director

Edward M. Sullivan	Managing Director

George D. Sullivan	Managing Director

Jeffrey S. Swartz	Managing Director

Benedict R. Tarantino	Managing Director

Todd R. Taylor	Managing Director

Chris Van Aeken	Managing Director

Eileen Wallace	Treasurer

*  Director

EXHIBIT INDEX

Exhibit 1	Lock-Up Agreement
Exhibit 2	Registration Rights Agreement
Exhibit 3	Joint Filing Agreement dated as of March 30, 2006 between MS, MSCG, MSIL and MSDW